FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer

Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1

ITEM 2:	Date of Material Change

June 5, 2008.

ITEM 3:	News Releases

A news release was issued on June 5, 2008 through Marketwire in Canada and the United States. The news release was also filed on SEDAR and with The Toronto Stock Exchange.

ITEM 4:	Summary of Material Change

The Company announced a proposal to form a separate company, Gemini Metals Corp. (“Gemini”), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland (the “Spin-out Properties”). Crosshair also announced that it has entered into an agreement with Paragon Minerals Corporation (“Paragon”) whereby Paragon will contribute its interests in the Spin-out Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Spin-out Properties.

ITEM 5:	Full Description of Material Change

The Company announced a proposal to form a separate company, Gemini, to further explore the Spin-out Properties. Crosshair also announced that it has entered into an agreement with Paragon whereby Paragon will contribute its interests in the Spin-out Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Spin-out Properties.

The Spin-out Properties comprise the Golden Promise property, South Golden Promise property and Victoria Lake property. Crosshair has fully earned its 60% interest in both the South Golden Promise and Victoria Lake properties from Paragon and has the right to earn a 60% interest in the Golden Promise property, also from Paragon, over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will lapse upon closing of the proposed transaction.

Gemini will be funded by a planned prospectus offering, as no monetary amounts are being transferred with the spin-out. This offering will be in conjunction with a TSX Venture Exchange listing application. The listing of the shares of Gemini will be subject to the approval of the TSX Venture Exchange. Crosshair proposes to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the “Arrangement”). Under the terms of the proposed Arrangement, holders of Crosshair’s common shares are expected to receive approximately one common share of Gemini for every 5.5 common shares of Crosshair held.

Under the statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. Following receipt of the interim order, the Company would mail to Crosshair shareholders of record, an information circular setting out, in prospectus level detail, the final term and conditions of the Arrangement and the basis on which Crosshair shareholders would, on its completion, hold or receive shares of the two resulting companies. In addition to court approval, there are a number of other conditions that are required in order to complete the Arrangement, including shareholder, legal and regulatory approvals. Crosshair plans to move ahead on the spin-out quickly and anticipates presenting this matter to the shareholders at its annual general meeting expected to be held in September 2008.

About the Spin-out Properties

Five quartz vein zones characterized by coarse visible gold have been discovered on the Golden Promise property. The Jaclyn Main Zone is the most advanced and has been intersected over a minimum strike length of 800 metres (m) and to a depth of 265 m. The zone remains open for expansion along strike and to depth. A preliminary independent National Instrument (NI) 43-101 resource estimate has been completed at the Jaclyn Main Zone. The report estimates an inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 grams per tonne gold) at a cut-off of 1 gram per tonne gold.

Given the high-nugget gold effect at the Golden Promise property, the top line use of proceeds from the prospectus offering will be a bulk sampling program to test the intra-hole grade continuity of the Jaclyn Main Zone.

Contiguous with the Golden Promise property is the South Golden Promise property, which hosts the Linda/Snow White gold zone. This zone has been defined over a strike length of 170 m and is open in all directions. Sixteen holes have been drilled on the South Golden Promise property, highlighted by SGP-14, which intercepted 19.5 grams per tonne gold over 1.15 metres.

Most of the gold occurrences on the Golden Promise and South Golden Promise properties, including the Jaclyn Main zone, exhibit many similarities to the deposits of the Bendigo-Ballarat Gold District in Australia, which have collectively produced over 31 million ounces of gold.

The Victoria Lake property is underlain by highly prospective volcanic rocks of the Victoria Lake Supergroup, which hosts several significant VHMS deposits including the 100% Teck Cominco owned Duck Pond deposit, which began production in January 2007. VHMS deposits are typically polymetallic and represent a significant source of the world's Cu, Zn, Pb, Au, and Ag ores. The property is also situated six kilometres southeast of the high-grade Boomerang Prospect, which was discovered by Messina Minerals in December 2004. An 11 hole drill program on the Victoria Lake property was successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results from the widely spaced drilling are strongly suggestive of a proximal VHMS environment and will be followed up with additional drilling once the spin-out is complete.

Resource Estimate Details

The current mineral resource estimate for the Golden Promise property is based on results from 68 diamond drill holes at the Jaclyn Main Zone. Independent engineer, Gary H. Giroux, P.Eng. MASc., and a Qualified Person as defined by NI 43-101, is responsible for the mineral resource estimate and has reviewed and approved the technical data contained in this news release. The estimate is classified as an inferred mineral resource, consistent with the CIM definitions referred to in NI 43-101. The NI 43-101 compliant estimate is filed in a Technical Report on SEDAR and on our website at: http://www.crosshairexploration.com/s/GoldenPromise.asp. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Crosshair is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The zone was modeled to a minimum 1.5 m width in two adjoining veins. The gold grade distribution within each vein was examined and erratic high grade assays were capped. Composites 1.5 m in length were formed, which honoured the vein boundaries. Blocks 10 m East-West by 2.5 m North-South by 5 m vertical were estimated by ordinary kriging.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

ITEM 7:	Omitted Information

None.

ITEM 8:	Executive Officer

Julie Bolden
Vice President Corporate Affairs and Corporate Secretary
(604) 681-8030.

ITEM 9:	Date of Report

June 6, 2008.